

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Via E-Mail
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

> **Re:** **E. I. du Pont de Nemours and Company**
> **PREC14A filed February 11, 2015**
> **Filed by Trian Fund Management *et al***
> **File No. 1-00815**

Dear Mr. Marell:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

Preliminary Proxy Statement

General

1. If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

2. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

<u>Reasons to Vote for Trian Group's Slate of Nominees, page 4</u>

3. Specifically describe your plans and proposals for the Company if one or all of your Nominees are elected, including the proposed initiatives outlined in your September 16, 2014 letter to the Board.

4. Explain and support your assertion that the Trian Group has already made a positive impact on value creation at the Company.

5. Clarify whether you believe the Trian Group had a role in the "positive initiatives" announced by the Company, such as the planned spin-off of Performance Chemicals. If you believe so, please support your belief by describing the factual background to these developments.

<u>Proposal 1: Election of Directors, page 4</u>

6. The Company's Corporate Governance Guidelines set forth standards for directors including a mandatory retirement age of 72. Mr.Peltz is 72 years of age. Revise to specifically discuss the risk that Mr. Peltz cannot serve under the guidelines unless the Board grants a waiver, and that if it does so for this election, there would be no guarantee it would do so in future.

<u>Information About the Trian Group and Other Participants, page 10</u>

7. We refer to the disclosure in the second to last paragraph on page 11. In your response letter, analyze why you do not believe that CalSTRS is a participant in this solicitation within the meaning of Instruction 3 to Item 4 of Schedule 14A.

<u>Director Nominee Consent and Indemnification Agreements, page 12</u>

8. We note the disclosure that except as set forth in this section, none of the Nominees or the Alternate Nominee will receive any compensation from the Trian Group to serve as a nominee or as a director, if elected. Clarify whether there are any general compensation arrangements with Messrs. Myers, Winkleblack or Zatta. We may have further comments.

<u>Other Interests of the Participants, page 13</u>

9. Quantify the amount the Company paid to Mr. Zatta's former employer Rockwood.

<u>Cost and Method of Solicitation, page 16</u>

10. Provide the disclosure regarding the fees to be paid to MacKenzie Partners required by Item 4(b)(3) of Schedule 14A.

Background of the Solicitation, page 16

11. Generally revise this section to disclose each time the Trian Group threatened to conduct a proxy contest in its interactions with the Company and what specific concessions it sought to avoid such a contest. In each case, indicate which Train Group representative interacted with the Company. See our more comments below with respect to certain specific meetings between the parties.

12. Describe the initiatives the Trian Group approached the Company about in late June 2013.

13. Expand to describe what was discussed at the July 24, 2013 and September 18, 2013 meetings between the Trian Group and the Company.

14. In October 2013, what specific proposals did the Trian Group seek to follow up on with Ms. Kullman?

15. Describe what was discussed at the December 10, 2013 meeting between the Trian Group, CalSTRS and the Company.

16. Clarify the "settlement" offer made by the Trian Group in June 2014. That is, were you threatening to conduct a proxy contest unless the Company added your representative to the Board? How did you propose this would be accomplished?

17. What stated reason did the Company provide as to why the Corporate Governance Committee would interview all of your Nominees except Mr. Peltz? Did the reason (if you know it) involve Mr. Peltz' age?

18. Supplementally provide support for, with a view to further disclosure about, your assertion that the Company missed its earnings guidance for "the third year in a row." Alternatively, revise this disclosure.

19. At the February 2015 meeting with Ms. Kullman and Mr. Cutler, what was the reason provided as to why the Company would consider appointing any of the Trian Group's Nominees other than Mr. Peltz as an additional Board member to avoid a proxy contest?

20. Explain the Trian Group's response to the Company's settlement offer.

21. Clarify whether the Trian Group discussed the appointment of Edward Breen and James Gallogly with the Company before this decision was made and discuss whether there the Train Group has any affiliation with these individuals.

<u>Form of Proxy</u>

22. Since the Company has now filed its proxy statement, please fill in the blanks for the names of the Company nominees for which you will not use your proxy authority to vote. See Rule 14a-4(d)(4).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions